SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2003

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20035-900 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras announces petroleum discovery in deepwater Gulf of Mexico

(Rio de Janeiro, June 30, 2003). – PETROLEO BRASILEIRO S.A – Petrobras, (BOVESPA: PETR3 / PETR4, NYSE: PBR / PBRA, LATIBEX: XPBR / XPBRA), Brazil’s largest oil and gas, petrochemicals and energy company, and partners announced today a petroleum discovery from an exploratory well on the Chinook Prospect, in the ultra-deepwater, in the US sector of the Gulf of Mexico.

Drilling operations on the well Chinook #3 began 13th January 2003, in the Walker Ridge Block 469, using the drill ship C.R. Luigs. Drilled in water depth of 8,830 feet, the well reached a total depth of about 27,650 feet and encountered a gross petroleum column of 620 feet, with 260 feet of net pay. The well was temporarily abandoned for future use.

Petrobras owns a 30 percent interest in the Chinook Prospect. BHP Billiton is the Operator with 40 percent interest; Total and Amerada Hess are the other interest holders with 15 percent each.

The Chinook discovery is a very encouraging exploratory result and will be subject of additional appraisal activities, as well studies aiming at development production, before definitive conclusions can be reached relative to the scale of the resource .

The Chinook prospect is located about 20 miles south of recently discovered Cascade, also located in the Walker Ridge area and operated by BHP Billiton, in which Petrobras holds a 25 percent interest in the discovery well, drilled in 2002.

Petrobras’ participation in these two discoveries are in compliance with its Strategic Plan and represents important steps towards the consolidation of a quality deepwater exploration and production portfolio in the Gulf of Mexico.

http://www.petrobras.com.br/ri/ingles

Contacts:
Petróleo Brasileiro S.A - PETROBRAS
Investor Relations Department
Luciana Bastos de Freitas Rachid - Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 4th floor
20031-912 - Rio de Janeiro, RJ
(55-21) 2534-1510 / 2534-9947

This document may contain forecasts that merely reflect the expectations of the Company's management. Such terms as "anticipate", "believe", "expect", "forecast", "intend", "plan", "project", "seek", "should", along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 30, 2003

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ José Sergio Gabrielli de Azevedo
José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.